UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission file number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Mutual Settlement Agreement and Release

As previously disclosed in the Report on Form 6-K furnished by CN Energy Group. Inc. (the “Company”) on May 16, 2024, on May 8, 2024, the Board of Directors of the Company decided to suspend indefinitely Mr. Steven Berman as Chief Executive Officer of the Company, pending an independent investigation by the special committee of the Board of Directors, which was formed on April 22, 2024 and comprised solely of independent directors, into various allegations made by Mr. Berman.

On June 3, 2026, the Company and Mr. Berman entered into a Mutual Settlement Agreement and Release to fully, finally and forever resolve certain disputes, claims, allegations, disagreements and potential claims between the parties arising on or before the effective date thereof, including matters relating to Mr. Berman’s service with the Company, prior complaints, paid and unpaid leave of absence, the internal investigation, access to financial information and bank account access, certain financing, investor relations, marketing and asset sale transactions, and related matters.

Pursuant to the agreement, subject to Mr. Berman’s execution, non-revocation, if applicable, and full compliance with the agreement, the Company agreed to pay the law firm of Franklin, Gringer, Cohen & Mosscrop, P.C., as counsel to Mr. Berman, the total gross amount of $25,000 in full and final settlement. Mr. Berman also acknowledged that he had received an aggregate of $277,000 from the Company during his period of paid leave of absence, and released any claim he may have with respect to such amount. Except for the settlement payment and the obligations expressly set forth in the agreement, Mr. Berman acknowledged that he is not entitled to any additional compensation, salary, severance, bonus, commission, equity, shares, warrants, options, benefits, reimbursements, fees, expenses, indemnification payments, attorneys’ fees, costs or other payments from the Company.

The agreement provides for broad mutual releases of claims by Mr. Berman and the Company. In addition, to the extent not already completed, Mr. Berman resigned, effective as of June 3, 2026, from all positions he holds or held with the Company and related parties, including any officer, director, employee, consultant, advisor, signatory, fiduciary, committee, representative or authorized-person role. The agreement also contains customary confidentiality, non-disparagement, no-publicity, cooperation, return-of-property, no-reemployment, representations and warranties, and other provisions.

The information set forth herein is being furnished and shall not be deemed “filed” for purposes of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except in the event that the Company expressly states that such information is to be considered filed under the Exchange Act or incorporates it by specific reference in such filing. The furnishing of this information hereby shall not be deemed an admission as to the materiality of any such information.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: June 17, 2026	By:	/s/ Wenhua Liu
	Name:	Wenhua Liu
	Title:	Interim Chief Executive Officer

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